Form 51-102F3
Material Change Report

Item 1	Name and Address of Company Canplats Resources Corporation #1180 – 999 West Hastings Street Vancouver, BC V6C 2W2
Item 2	Date of Material Change March 3, 2008
Item 3	News Release The news release dated March 3, 2008 was disseminated through Marketwire.
Item 4

Summary of Material Change

Canplats Resources Corporation announced the results of a further six reverse-circulation drill holes completed in the Represa Zone of the Camino Rojo project in the State of Zacatecas, Mexico.

Item 5	Full Description of Material Change 5.1 Full Description of Material Change See attached news release dated March 3, 2008. 5.2 Disclosure for Restructuring Transactions Not applicable.
Item 6	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102 Not applicable.
Item 7	Omitted Information Not applicable.
Item 8	Executive Officer R.E. Gordon Davis, Chairman and CEO 604.689.3846
Item 9	Date of Report Dated at Vancouver, BC, this 3rd day of March, 2008.

March 3, 2008	TSX Venture Symbol: CPQ

CAMINO ROJO DRILLING CONTINUES TO INTERSECT BROAD ZONES OF
GOLD-SILVER-LEAD-ZINC MINERALIZATION

Vancouver, B.C. – Canplats Resources Corporation (TSX Venture: CPQ) is pleased to announce the results of a further six reverse-circulation drill holes completed in the Represa Zone of the Camino Rojo project in the State of Zacatecas, Mexico.

Significant results include:

•
Drill holes CR-15, which intersected 240 meters averaging 0.84 grams gold per tonne, 17.81 grams silver per tonne, 0.36% lead, and 0.49% zinc, and CR-20, which returned 236 meters averaging 0.63 grams gold per tonne, 20.21 grams silver per tonne, 0.33% lead, and 0.55% zinc.  Both holes were inclined at -50 degrees to the north and returned significantly higher grades than previously-announced drill holes CR-08, CR-09 and CR-11, which were located on the same section and inclined at -50 degrees to the south (see news release of January 21, 2008).  The increased values in the north-directed holes may reflect a better penetration of both high-angle structures and southeast-dipping sedimentary host rocks.

•
Drill holes CR-17 through CR-19 were collared on a section located 100 meters to the west of previously-reported drill holes CR-01, CR-04 and CR-06, and together with drill hole CR-16 have extended the mineralization to the west and northwest.

Drill results are summarized in the following table:

Hole No.	From (meters)	To (meters)	Interval(ii) (meters)	Gold (g/tonne)	Silver (g/tonne)	Lead (%)	Zinc (%)
CR-15(i)	0	240	240	0.84	17.81	0.36	0.49
	90	176	86	1.38	23.40	0.31	0.51
CR-16	0	140	140	0.37	8.09	0.08	0.21
CR-17	68	188	120	0.50	6.20	0.07	0.12
CR-18	0	112	112	0.37	8.10	0.07	0.16
	58	112	54	0.62	10.36	0.05	0.07
CR-19	140	192	52	0.66	7.92	0.11	0.14
CR-20(i)	14	250	236	0.63	20.21	0.33	0.55
	102	250	148	0.72	21.46	0.35	0.65

(i)   Hole ended in mineralization
(ii) True width to be determined

Maps of the drill program will be available at the Canplats web site, www.canplats.com.

Drilling to date at Camino Rojo has outlined gold-silver-lead-zinc mineralization over an area measuring 500 meters by 350 meters, and extending to a vertical depth of 200 meters.  Oxide mineralization starts at surface, with many holes terminating in strong mineralization.  A total of four drill rigs are currently in operation, with two reverse circulation drills focused on extending and delineating the oxide mineralization, and two diamond drills targeting sulphide mineralization at depth.

The 150,000 hectare (580 square mile) Camino Rojo project is wholly-owned by Canplats Resources and is located in an area of excellent infrastructure, 50 kilometers to the southeast of Goldcorp’s Penasquito mine.

All work is being supervised by Ken McNaughton, vice-president, exploration, and a qualified person as defined by Canada’s National Instrument 43-101 responsible for the Camino Rojo exploration program and has verified the data in the table above. All samples were submitted for preparation in Chihuahua, Mexico and analysis at its facilities in Vancouver, B.C. by ALS Chemex.  All samples were analyzed using aqua regia digestion with ICP finish.  All gold samples were fire assayed with an AA finish and all samples over 10 ppm gold were re-assayed using a fire assay with a gravimetric finish. Samples over 100 ppm silver were reanalyzed using four acid digestion with an ore grade AA finish.  One in 20 samples was blind duplicate assayed at ALS Chemex in Vancouver, B.C.

For further information, contact:

Corporate Information
Canplats Resources Corporation
R.E. Gordon Davis
Chairman and C.E.O.
Direct: (604) 484-8220

Canplats Resources Corporation
Bruce A. Youngman
President and C.O.O.
Direct: (604)-484-5960

Investor Inquiries
Blaine Monaghan
Director, Investor Relations
Direct: (604) 484-2194
NA Toll-Free: (866) 338-0047
info@canplats.com
http://www.canplats.com

G2 Consultants Corporation
NA Toll-Free: (866) 742-9990
Tel: (604) 742-9990
Fax: (604) 742-9991
canplats@g2consultants.com

To receive Canplats’ news releases by e-mail, contact Blaine Monaghan, Director, Investor Relations, at info@canplats.com or (866) 338-0047.  The TSX Venture Exchange has neither approved nor disapproved of the information contained herein.  Some of the statements contained in the company’s news releases may be forward-looking statements such as the company’s future plans, objectives and goals.  The statements that are not historical facts are forward-looking statements involving known and unknown risks and uncertainties which could cause actual results to vary considerably from these statements.  The risks and uncertainties include general and economic conditions as well as those described in Canplats’ SEC Form 20F as amended.